UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Sonoma Valley Bancorp
(Name of Subject Company (Issuer))

Sonoma Valley Bancorp
(Name of Filing Person (Issuer))

Common Stock, No Par Value
(Title of Class of Securities)

835592 106
(CUSIP Number of Class of Securities)

Mel Switzer, Jr.
President and Chief Executive Officer
202 W. Napa Street
Sonoma, California 95476
(707) 935-3200
(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:
Daniel B. Eng
David C. Adams
Bartel Eng & Schroder
1331 Garden Highway, Suite 300
Sacramento, California 95833
(916) 442-0400

CALCULATION OF FILING FEE
Transaction valuation* $3,500,000*	Amount of filing fee $443.45

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 100,000 shares at $35.00 per share.

[ ]	Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration Number: Not applicable Filing Party: Not applicable Date Filed: Not applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Sonoma Valley Bancorp, Inc., a California corporation, to purchase up to 100,000 shares of its Common Stock, no par value. Sonoma Valley Bancorp is offering to purchase these shares at $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 6, 2004, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

ITEM 1.      SUMMARY TERM SHEET.

        The information called for in Item 1 is incorporated by reference from the “Summary Term Sheet” of the offering attached as an exhibit to this Schedule TO.

ITEM 2.      SUBJECT COMPANY INFORMATION.

        (a)        The subject company is Sonoma Valley Bancorp, a California corporation (the “Company”). The address of the Company’s principal executive office is 202 W. Napa Street, Sonoma, California 95476, and its telephone number is (707) 935-3200.

        (b)        The subject securities are common stock, no par value, of the Company. The number of shares of the subject securities outstanding on March 15, 2004 was 1,484,823.

        (c)        The information about the trading market and price of the Company’s common stock is set forth in “Section 7. Price Range of Shares; Dividends” and is incorporated herein by reference.

ITEM 3.      IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)        The Filing Person to which this Schedule TO relates is the Subject Company, Sonoma Valley Bancorp. The address of the Company’s principal executive office is 202 W. Napa Street, Sonoma, California 95476, and its telephone number is (707) 935-3200. The address for all of the persons listed below is 202 W. Napa Street, Sonoma, California 95476.

Name	Relationship with the Company
Suzanne Brangham	Director and Secretary
Dale T. Downing	Director
Frederick H. Harland	Director
Robert B. Hitchcock	Director
Gerald J. Marino	Director
Gary D. Nelson	Director
Robert J. Nicholas	Chairman
Angelo C. Sangiacomo	Director
J. R. Stone	Director
Mel Switzer, Jr	President, Chief Executive Officer and Director
Harry W. Weise	Director
Mary Quade Dieter	Executive Vice President, Chief Operating Officer, Chief
Financial Officer and Assistant Secretary
Sean Cutting	Chief Lending Officer, Senior Vice President

Item 4.      TERMS OF THE TRANSACTION.

        (a)      The information about the terms of the transaction set forth in the "Summary Term Sheet," "Section 1. Number of Shares; Priority and Proration," "Section 2. Purpose of Offer; Certain Effects of the Offer to Purchase," "Section 3. Procedure for Tendering

Shares," "Section 4. Withdrawal Rights," "Section 5. Acceptance for Payment of Shares and Payment of Purchase Price," "Section 6. Conditional Tender of Shares," "Section 7. Certain Conditions of the Offer," "Section 8. Price Range of Shares; Dividends," "Section 9. Certain Information About Sonoma Valley Bancorp," "Section 10. Source and Amount of Funds," "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 12. Effects of the Offer on the Market For Shares," "Section 13. Legal Matters; Regulatory Approvals," "Section 14. Certain Federal Income Tax Consequences," "Section 15. Extension of the Offer; Termination," "Section 16. Solicitation Fees and Expenses" and "Section 17. Miscellaneous" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

        (b)      The Company has been advised that some of its directors, executive officers, or affiliates may tender shares pursuant to the Offer to Purchase.

ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)      The information set forth in "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) through (c)

        The information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer to Purchase," and "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b) and (d) - The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) and (b) - The information set forth in "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      The information set forth in "Section 16. Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.      FINANCIAL STATEMENTS.

        (a) and (b) -

        The Company is purchasing the shares with cash. The Offer to Purchase is not subject to any financing condition and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR. Historical financial statements for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on Form 10-K are incorporated herein by reference. Historical financial statements for the years ended December 31, 2002 and 2001 are not deemed to be incorporated by this reference. The information set forth under "Section 9. Certain Information about Sonoma Valley Bancorp" and "Section 10. Source and Amount of Funds" is also incorporated herein by reference.

ITEM 11.      ADDITIONAL INFORMATION.

         (a)(1)   None
         (a)(2)   None.
         (a)(3)   Not applicable.
         (a)(4)   Not applicable.
         (a)(5)   None.
         (b)       None.

ITEM 12.      EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated April 6, 2004.

(a)(1)(ii)	Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iii)	Letter to Shareholders of Sonoma Valley Bancorp from Mel Switzer, Jr., President and Chief Executive Officer, dated April 6, 2004.

(a)(1)(iv)	Notice of Guaranteed Delivery.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 29, 2004.

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients, dated April 6, 2004.

(a)(5)	Press Release dated April 6, 2004.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

           Not applicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 6, 2004

SONOMA VALLEY BANCORP
By: /s/ Mel Switzer, Jr. Mel Switzer, Jr. President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99.(a)(1)(i)	Offer to Purchase, dated April 6, 2004.

99.(a)(1)(ii)	Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99.(a)(1)(iii)	Letter to Shareholders of Sonoma Valley Bancorp from Mel Switzer, Jr., President and Chief Executive Officer, dated April 6, 2004.

99.(a)(1)(iv)	Notice of Guaranteed Delivery.

99.(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 6, 2004.

99.(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

99.(a)(5)	Press Release dated April 6, 2004.